POWERFLEET, INC.

123 Tice Boulevard

Woodcliff Lake, New Jersey 07677

November 25, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward M. Kelly

Re:	PowerFleet, Inc.
Registration Statement on Form S-3
File No. 333-234703

Ladies and Gentlemen:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to November 27, 2019 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Jeffrey Spindler of Olshan Frome Wolosky LLP, counsel to the Registrant, at (212) 451-2307 and that such effectiveness also be confirmed in writing.

Sincerely,

POWERFLEET, INC.

By:	/s/ Ned Mavrommatis
Name:	Ned Mavrommatis
Title:	Chief Financial Officer